

SECU[RITIES AND EXCHANGE COMM]ISSION

ANN[UAL AUDITED REP]ORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 35565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raphael Aryeh and Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141-51 72nd Crescent
(No. and Street)

Flushing (City) New York (State) 11367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raphael Aryeh (718) 263-4852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mr. David Korn
(Name – *if individual, state last, first, middle name*)

38 Niles Place (Address) Staten Island (City) New York (State) 10314 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2010 FEB 23 PM 12: 15
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raphael Aryeh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raphael Aryeh and Associates, as of 12/31/, 19 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Raphael Aryeh
Signature

General Partner
Title

Granville McCallum 2/16/10
Notary Public



GRANVILLE MCCALLUM
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01MC6163404
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 26, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Statement of Cash Flow)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/88

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

RAPHAEL ARYEH AND ASSOCIATES [13]

SEC FILE NO. 8-35565 [14]

FIRM ID. NO. 17858 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

141-51 72nd Crescent [20]
(No. and Street)

Flushing [21] New York [22] 11367 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 01/01/2009 [24]

AND ENDING (MM/DD/YY) 12/31/2009 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raphael Aryeh [30]

(Area Code)—Telephone No. (718) 263-4852 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the February day of 18 2010

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) Same
Principal Financial Officer or Partner

3) Same
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Mr. David Korn [70]

ADDRESS	Number and Street	City	State	Zip Code
	38 Niles Place [71]	Staten Island [72]	N.Y. [73]	10314 [74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
RAPHAEL ARYEH AND ASSOCIATES | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/09 [99]
SEC FILE NO. 8-35565 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

		Allowable	Non-Allowable	Total
1. Cash		$ 73,743 [200]		$ 73,743 [750]
2. Receivables from brokers or dealers:				
A. Clearance account		[295]		
B. Other		[300]	$ [550]	[810]
3. Receivables from non-customers		[355]	8,882 [600]	8,882 [830]
4. Securities and spot commodities owned, at market value:				
A. Exempted securities		[418]		
B. Debt securities		[419]		
C. Options		[420]		
D. Other securities		37,965 [424]		
E. Spot commodities		[430]		37,965 [850]
5. Securities and/or other investments not readily marketable:				
A. At cost	$ [130]			
B. At estimated fair value		[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]	[630]	[880]
A. Exempted securities	$ [150]			
B. Other securities	$ [160]			
7. Secured demand notes:		[470]	[640]	[890]
Market value of collateral:				
A. Exempted securities	$ [170]			
B. Other securities	$ [180]			
8. Memberships in exchanges:				
A. Owned, at market	$ [190]			
B. Owned, at cost			[650]	
C. Contributed for use of the company, at market value			[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.		[490]	10,218 [680]	10,218 [920]
11. Other assets		[535]	880 [735]	880 [930]
12. Total Assets		$ 111,708 [540]	$ 19,980 [740]	$ 131,688 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
RAPHAEL ARYEH AND ASSOCIATES

as of 12/31/09

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	[1560]
B. Other		[1115]	[1305]	[1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value			[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other		4,117 [1205]	[1385]	4,117 [1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1(d)) of	$ [980]			
B. Securities borrowings, at market value			[1410]	[1720]
from outsiders	$ [990]			
C. Pursuant to secured demand note collateral agreements			[1420]	[1730]
1. from outsiders	$ [1000]			
2. includes equity subordination (15c3-1(d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ 4,117 [1230]	$ [1450]	$ 4,117 [1760]

Ownership Equity		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ 127,571 [1020]	127,571 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 127,571 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 131,688 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
RAPHAEL ARYEH AND ASSOCIATES

as of 12/31/09

COMPUTATION OF NET CAPITAL

Item						
1. Total ownership equity from Statement of Financial Condition			$	127,571	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				127,571	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	127,571	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 19,980	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	19,980)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	107,591	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities	848	3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	848)	3740
10. Net Capital			$	106,743	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

RAPHAEL ARYEH AND ASSOCIATES

as of 12/31/09

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	274	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	101,743	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	100,743	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	4,117	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	4,117	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	3.86	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
RAPHAEL ARYEH AND ASSOCIATES

For the period (MMDDYY) from 01/01/09 [3932] to 12/31/09 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	16,379	3939
d. Total securities commissions	16,379	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	3,458	3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	40,086	3975
8. Other revenue	1,564	3995
9. Total revenue	$ 61,487	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other brokers-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		817	4195
15. Other expenses		39,722	4100
16. Total expenses		$ 40,539	4200

NET INCOME

Item		Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 20,948	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 20,948	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal Income taxes and extraordinary items	(10,331)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
RAPHAEL ARYEH AND ASSOCIATES

For the period (MMDDYY) from 01/01/2009 to 12/31/09

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 118,629	4240
A. Net income (loss)			20,948	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)	12,006	4270
2. Balance, end of period (from item 1800)			$ 127,571	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
RAPHAEL ARYEH AND ASSOCIATES

as of 12/31/09

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . X [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
[illegible] [4335] ______ [4570]

D. (k) (3) - Exempted by order of the Commission . . . . ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2009 [8004]
or if less than 12 months

Report for the period beginning ______ [8005] MM DD YY and ending ______ [8006] MM DD YY

SEC FILE NUMBER: 8-35565 [8011]

1. NAME OF BROKER DEALER

RAPHAEL ARYEH AND ASSOCIATES [8020] N 9

Firm No

OFFICIAL USE ONLY

M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

NAME :		OFFICIAL USE ONLY	
NAME :	[8053]		[8057]
NAME :	[8054]		[8058]
NAME :	[8055]		[8059]
NAME :	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:	(enter applicable code: 1=Yes 2=No)	1	[8073]
4. Respondent is registered as a specialist on a national securities exchange:	(enter applicable code: 1=Yes 2=No)	2	[8074]
5. Respondent makes markets in the following securities:			
(a) equity securities	(enter applicable code: 1=Yes 2=No)	2	[8075]
(b) municipals	(enter applicable code: 1=Yes 2=No)	2	[8076]
(c) other debt instruments	(enter applicable code: 1=Yes 2=No)	2	[8077]
6. Respondent is registered solely as a municipal bond dealer:	(enter applicable code: 1=Yes 2=No)	2	[8078]
7. Respondent is an insurance company or an affiliate of an insurance company:	(enter applicable code: 1=Yes 2=No)	2	[8079]
8. Respondent carries its own public customer accounts:	(enter applicable code: 1=Yes 2=No)	2	[8084]
9. Respondent's total number of public customer accounts: (carrying firms filing X-17A-5 Part II only)			
(a) Public customer accounts		0	[8080]
(b) Omnibus accounts		0	[8081]
10. Respondent clears its public customer and/or proprietary accounts:	(enter applicable code: 1=Yes 2=No)	2	[8085]

FINRA

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

Item	Value	Code
(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing		8089
(e) Other		8090
If Other please describe:		
(f) Not applicable	1	8091

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

Item	Value	Code
(enter applicable code 1=Yes 2=No)	2	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

Item	Value	Code
(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

Item	Value	Code
(a) Number of full-time employees	2	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	0	8102
14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates repondent was a member	0	8104

Carrying or clearing firms filing X-17A Part II)

Item	Value	Code
16. Number of respondent's public customer transactions: Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange	0	8107
(b) equity securities transactions effected other than on a national securities exchange	0	8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange	0	8109

FOCUS REPORT
Schedule I

Item	Value	Code
17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent	0	8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with , a U.S. bank (enter applicable code 1=Yes 2=No)	2	8130
(b) Name of parent or affiliate		8131
(c) Type of institution		8132
20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank (enter applicable code 1=Yes 2=No)	2	8113
21. (a) Respondent is a subsidary of a registered broker-dealer (enter applicable code 1=Yes 2=No)	2	8114
(b) Name of parent		8116
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code 1=Yes 2=No)	2	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code 1=Yes 2=No)*	2	8117
24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	$ 0	8118

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

FINRA Miscellaneous Information

Item	Value	Code
Annual Municipal Income	$ 0	8151

4:10 PM
01/03/10
Accrual Basis

Raphael Aryeh & Associates
Balance Sheet
As of December 31, 2009

	Dec 31, 09
ASSETS	
Current Assets	
Checking/Savings	
Citi - Checking	5,816.53
Citi - Day to Day	67,926.42
Total Checking/Savings	73,742.95
Accounts Receivable	
Accounts Receivable	8,882.27
Total Accounts Receivable	8,882.27
Other Current Assets	
Prepaid Expenses	880.00
Treasury Bills - Cost	
Change in Market Value	4,741.89
Treasury Bills - Cost - Other	33,223.11
Total Treasury Bills - Cost	37,965.00
Total Other Current Assets	38,845.00
Total Current Assets	121,470.22
Fixed Assets	
Building Improvements	
A/D - Building Improvements	-2,407.50
Building Improvements - Other	2,407.50
Total Building Improvements	0.00
Vehicle	
A/D - Vehicle	-13,059.96
Vehicle - Other	23,277.51
Total Vehicle	10,217.55
Total Fixed Assets	10,217.55
TOTAL ASSETS	131,687.77
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued expenses	1,137.50
Total Other Current Liabilities	1,137.50
Total Current Liabilities	1,137.50
Long Term Liabilities	
Reserve for Eventuality	2,979.02
Total Long Term Liabilities	2,979.02

	Dec 31, 09
Total Liabilities	4,116.52
Equity	
Partner's Net Worth - PA	8,314.98
Partner's Net Worth - RA	
Drawings	-111,483.47
Partner's Net Worth - RA - Other	62,575.98
Total Partner's Net Worth - RA	-48,907.49
Retained Earnings	147,215.39
Net Income	20,948.37
Total Equity	127,571.25
TOTAL LIABILITIES & EQUITY	131,687.77

4:19 PM
01/03/10
Accrual Basis

Raphael Aryeh & Associates
Profit & Loss
January through December 2009

	Jan - Dec 09
Ordinary Income/Expense	
Income	
IARD income	40,086.34
Service Revenue	16,379.48
Total Income	56,465.82
Gross Profit	56,465.82
Expense	
Bank Service Charges	121.53
Business License & Fees	180.00
Business Promotion	2,919.70
Car/Truck Expense	
Auto Repairs & Maintenance	176.00
Gas	332.75
Parking & Tolls	925.00
Registration & License	67.50
Total Car/Truck Expense	1,501.25
Depreciation Expense	4,900.00
Dues and Subscriptions	549.85
Electric	1,175.50
Insurance	
Auto Insurance	1,019.10
General Liability Insurance	641.60
Professional Liability Ins	1,447.00
Total Insurance	3,107.70
Office Equipment	920.41
Office Supplies	566.36
Pension - SEP	8,000.00
Postage and Delivery	43.75
Printing and Reproduction	1,556.60
Professional Development	40.00
Professional Fees	
Accounting Fees	1,283.25
Total Professional Fees	1,283.25
Regulatory fees	817.00
Rent	1,500.00
Repairs	
Home Office Repairs/Maintenance	437.55
Total Repairs	437.55
Taxes	
Property Taxes	844.05
Water	157.65
Total Taxes	1,001.70
Telephone and Fax	
Dish Network	501.43
Internet	289.04
Telephone and Fax - Other	1,721.93
Total Telephone and Fax	2,512.40
Travel & Entertainment	
Travel	7,404.50
Total Travel & Entertainment	7,404.50
Total Expense	40,539.05
Net Ordinary Income	15,926.77
Other Income/Expense	
Other Income	
Interest Income	1,563.60
Unrealized Gain/Loss	3,458.00
Total Other Income	5,021.60
Net Other Income	5,021.60
Net Income	**20,948.37**

5:21 PM
01/03/10
Accrual Basis

Raphael Aryeh & Associates
Trial Balance
As of December 31, 2009

	Dec 31, 09	
	Debit	Credit
Citi - Checking	5,816.53	
Citi - Day to Day	67,926.42	
Accounts Receivable	8,882.27	
IARD A/R	0.00	
Prepaid Expenses	880.00	
Treasury Bills - Cost	33,223.11	
Treasury Bills - Cost:Change in Market Value	4,741.89	
Undeposited Funds	0.00	
Building Improvements	2,407.50	
Building Improvements:A/D - Building Improvements		2,407.50
Vehicle	23,277.51	
Vehicle:A/D - Vehicle		13,059.96
Other assets	0.00	
Accounts Payable	0.00	
Accrued expenses		1,137.50
Miscellaneous payable	0.00	
Reserve for Eventuality		2,979.02
Opening Bal Equity	0.00	
Partner's Net Worth - PA		8,314.98
Partner's Net Worth - RA		62,575.98
Partner's Net Worth - RA:Drawings	111,483.47	
Retained Earnings		147,215.39
IARD income		40,086.34
Service Revenue		16,379.48
Bank Service Charges	121.53	
Business License & Fees	180.00	
Business Promotion	2,919.70	
Car/Truck Expense:Auto Repairs & Maintenance	176.00	
Car/Truck Expense:Gas	332.75	
Car/Truck Expense:Parking & Tolls	925.00	
Car/Truck Expense:Registration & License	67.50	
Depreciation Expense	4,900.00	
Dues and Subscriptions	549.85	
Electric	1,175.50	
Insurance:Auto Insurance	1,019.10	
Insurance:General Liability Insurance	641.60	
Insurance:Professional Liability Ins	1,447.00	
Office Equipment	920.41	
Office Supplies	566.36	
Pension - SEP	8,000.00	
Postage and Delivery	43.75	
Printing and Reproduction	1,556.60	
Professional Development	40.00	
Professional Fees:Accounting Fees	1,283.25	
Regulatory fees	817.00	
Rent	1,500.00	
Repairs:Home Office Repairs/Maintenance	437.55	
Taxes:Property Taxes	844.05	
Taxes:Water	157.65	
Telephone and Fax	1,721.93	
Telephone and Fax:Dish Network	501.43	
Telephone and Fax:Internet	289.04	
Travel & Entertainment:Travel	7,404.50	
Interest Income		1,563.60
Unrealized Gain/Loss		3,458.00
TOTAL	299,177.75	299,177.75

RAPHAEL ARYEH & ASSOCIATES

Financial Statements

and

Independent Auditors' Report

Years ended December 31, 2009 and 2008

RAPHAEL ARYEH & ASSOCIATES
Year ended December 31, 2009 and 2008

TABLE OF CONTENTS

DAVID KORN, CPA
38 NILES PLACE
STATEN ISLAND, NY 10314
(718) 698-7322 david.korn.cpa@gmail.com

To the Partners of
Raphael Aryeh & Associates
Queens, New York

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Raphael Aryeh & Associates as of December 31, 2009 and 2008 and the related statements of income, changes in members' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of Raphael Aryeh & Associates' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raphael Aryeh & Associates as of December 31, 2009 and 2008 and the results of its operations, changes in members' Capital and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 12, 2010

RAPHAEL ARYEH & ASSOCIATES
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Cash	$ 73,743	$ 74,580
Investments	37,965	34,507
Accounts receivable and prepaid expenses	9,762	554
Vehicle – net of accumulated depreciation	10,218	15,118
Total assets	$ 131,688	$ 124,759
Liabilities and Members' Capital		
Liabilities:		
Accounts payable and accrued expenses	$ 4,117	$ 6,130
Members' Capital:		
Members' Capital	127,571	118,629
Total liabilities and members' capital	$ 131,688	$ 124,759

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH & ASSOCIATES
Statements of Income
Years ended December 31, 2009 and 2008

	2009	2008
Income:		
Advisory fees	$ 40,086	$ 45,759
Commissions	16,379	17,967
Interest	1,564	2,767
Unrealized gain (loss) on securities	3,458	1,571
Total income	61,487	68,064
Expenses:		
Bank Service Charges	122	480
Advertising/Business Promotion	2,920	2,818
Automobile Expense	1,501	2,632
Depreciation	4,900	4,900
Electric	1,176	1,064
Insurance	3,108	3,194
Office Equipment	920	270
Office Expense	1,154	2,430
Pension – SEP	8,000	15,000
Postage & Delivery	44	81
Printing and Reproduction	1,557	1,484
Professional Fees	1,463	2,422
Regulatory fees	817	795
Rent	1,500	1,500
Repairs	438	
Taxes	1,002	892
Telephone and Fax	2,512	2,736
Travel & Entertainment	7,405	10,006
Total expenses	40,539	52,704
Net income	$ 20,948	$ 15,360

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH & ASSOCIATES
Statements of Changes in Members' Capital
Years ended December 31, 2009 and 2008

	2009	2008
Members' Capital, beginning of year	$ 118,629	$ 141,241
Net income	20,948	15,360
Members' distributions	(12,006)	(37,972)
Members' Capital, end of year	$ 127,571	$ 118,629

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH & ASSOCIATES
Statements of Cash Flows
Year ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 20,948	$ 15,360
Adjustments to reconcile net income to to net cash provided by operating activities:		
Unrealized (gain) loss on marketable securities	(3,458)	(1,571)
Depreciation expense	4,900	4,900
Changes in assets and liabilities:		
Accounts receivable and prepaid expenses	(9,208)	615
Accounts payable and accrued expenses	(2,013)	1,526
Total adjustments	(9,779)	5,470
Net cash provided by operating activities	11,169	20,830
Cash flows from financing activities:		
Payments on distributions	(12,006)	(37,972)
Net cash used in investing activities	(12,006)	(37,972)
Cash flows from investing activities		
Sales of investment securities		109,000
Purchases of investment securities		(42,000)
Net cash provide by (used in) investing activities		67,000
Net increase (decrease) in cash	(837)	49,858
Cash, beginning of year	74,580	24,722
Cash, end of year	$ 73,743	$ 74,580

Supplemental disclosures:
There were no amounts paid for income taxes or interest during the years ended December 31, 2009 and 2008.

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH & ASSOCIATES
Notes to Financial Statements
Years ended December 31, 2009 and 2008

1. ORGANIZATION AND NATURE OF BUSINESS

Raphael Aryeh & Associates (the Company) was organized as a Partnership under laws of the State of New York in 1978. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Investments

Sales of securities and related revenue and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at their quoted market prices and the resulting unrealized gains and losses are reflected in trading on the statement of income and changes in members' capital based on the last price on the securities exchanges on which they trade.

Marketable securities are valued at market value.

Commissions and Advisory Fees

Commissions earned as an introducing broker and the related expenses are recorded on a trade date basis as securities transactions occur. Advisory fees are earned from providing financial advisory services.

3. CONCENTRATIONS OF CREDIT RISK

Financial investments, which potentially subject the Company to concentrations of credit risk, consist of investments and receivables. In an attempt to limit the credit risk, the Organization places its investment funds in U.S. Treasury securities. The Company maintains that credit risk for its accounts receivable is minimal due to experience with its client base.

4. ACCOUNTS RECEIVABLE – ADVISORY FEES

Accounts receivable – advisory fees reflected on the statement of financial condition is cash held by investment companies. There is no allowance for doubtful accounts.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, directly to investment companies, which maintain the customer accounts and clears such transactions.

5. FIXED ASSETS

Depreciation is provided on a straight-line basis over the estimated useful life of the assets as follows:

	Estimated Useful Life	2008	2007
Vehicle	5 years	$ 23,278	$ 23,278
Less: Accumulated Depreciation		13,060	8,160
		$ 10,218	$ 15,118

Depreciation expense for the years ended December 31, 2009 and 2008 amounted to $ 4,900 and $ 4,900, respectively.

6. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Financial Instruments topic of the Financial Accounting Standards Board Accounting Standards Codification 825-10-50 requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the financial instruments recognized in the statement of financial condition (including receivables and payables) approximate their carrying value, and as such financial instruments are short-term in nature.

7. INCOME TAXES

The Company is treated as a partnership for Federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

8. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission ("SEC") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The

Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2009 and 2008, the Company had net capital of $106,743 and $101,727, which was $101,743 and $96,727 in excess of its required net capital of $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.038 and 0.060 to 1, respectively.

9. RELATED PARTY TRANSACTIONS

The Company had transactions with its managing member throughout the year. These transactions included but were not limited to the following items:

- Funds advanced to the company by members for certain working capital needs that are due on demand without interest.
- Charges by the members to the Company for rent, utilities, automobile and other expenses incurred by the Company during the course of operations.

SUPPLEMENTAL INFORMATION

DAVID KORN, CPA
38 NILES PLACE
STATEN ISLAND, NY 10314
(718) 698-7322 david.korn.cpa@gmail.com

To the Partners of
Raphael Aryeh & Associates
Queens, New York

INDEPENDENT AUDITORS' REPORT REQUIRED BY SEC RULE 17a-5(g)(1) ON INTERNAL CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of Raphael Aryeh & Associates (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss form unauthorized use or disposition and that transactions are executed in accordance with management's authorization

and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, the projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners of the Company, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 12, 2010

RAPHAEL ARYEH & ASSOCIATES
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL	
Members' capital	$ 127,571
Subordinated loan	—
TOTAL CAPITAL AND SUBORDINATED LIABILITIES	127,571
NONALLOWABLE ASSETS	
Other assets	19,980
TOTAL NONALLOWABLE ASSETS	19,980
NET CAPITAL BEFORE HAIRCUTS	107,591
Haircuts on securities	848
NET CAPITAL	$ 106,743
Aggregate indebtedness – total liabilities per statement of financial condition	$ 4,117
Minimum net capital required (6 2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 101,743
Ratio of aggregate indebtedness to net capital	0.060

There were no material differences between the audited computation of net capital above and the corresponding schedule included in the Company's unaudited December 31, 2009 Part IIA FOCUS filing.

RAPHAEL ARYEH & ASSOCIATES
STATEMENT REGARDING RULE 15c3-3 OF
THE SECURITIES EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities Exchange Commission under subparagraph k(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.